ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

NOTE 15: FINANCIAL INFORMATION FOR ISSUER, GUARANTOR SUBSIDIARIES AND NON-GUARANTOR SUBSIDIARIES

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method, the Issuer (ArcelorMittal Services LLC), the Guarantors (ArcelorMittal USA and certain of its subsidiaries), and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals for the six month period ended June 2007, and for the six month period ended June 2008. Each of the guarantors are 100% owned by ArcelorMittal. ArcelorMittal and each of the guarantors has fully and unconditionally guaranteed the Senior Secured Notes on a joint and several basis.

Condensed consolidating statements of income for the six month period ended June 30, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	6,203	49,824	(4,328)	51,699
Cost of sales and other operating expenses (including depreciation and impairment)	—	—	5,635	40,074	(4,120)	41,589
Selling, general and administrative	61	—	142	2,338	(118)	2,423

Operating income	(61)	—	426	7,412	(90)	7,687
Other income—net	873	—	—	530	(1,320)	83
Income from equity method investments and other	4,404	—	23	326	(4,404)	349
Financing costs—net	(243)	—	(108)	145	14	(192)

Income before taxes	4,973	—	341	8,413	(5,800)	7,927
Income tax expense	—	—	104	1,920	(3)	2,021

Net income (including minority interest)	4,973	—	237	6,493	(5,797)	5,906
Attributable to:
Equity holders of the parent	4,973	—	237	6,054	(6,291)	4,973

Minority interest	—	—	—	(439)	(494)	(933)

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	1	11	7,842	—	7,860
Restricted cash	205	—	—	40	—	245
Assets held for sale	—	—	1,296	—	—	1,296
Trade accounts receivables	34	1	507	8,767	224	9,533
Inventories	—	—	2,510	19,240	—	21,750
Prepaid expenses and other current assets	2,026	—	796	10,802	(8,980)	4,644

Total current assets	2,271	2	5,120	46,691	(8,756)	45,328
Property, plant and equipment	14	—	4,995	56,974	11	61,994
Other investments	69,683	90	568	5,173	(69,627)	5,887
Other assets	16,126	429	34	19,938	(16,111)	20,416

Total assets	88,094	521	10,717	128,776	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	11,538	—	123	8,595	(11,714)	8,542
Trade accounts payable and other	64	—	819	13,172	(64)	13,991
Liabilities held for sale	—	—	266	—	—	266
Accrued expenses and other current liabilities	49	1	745	7,250	1,365	9,410

Total current liabilities	11,651	1	1,953	29,017	(10,413)	32,209
Long-term debt, net of current portion	19,713	433	2,790	18,519	(19,370)	22,085
Deferred employee benefits	26	—	860	4,873	485	6,244
Other long-term obligations	19	—	1,111	10,422	—	11,552

Total liabilities	31,409	434	6,714	62,831	(29,298)	72,090

Equity attributable to the equity holders of the parent	56,685	87	4,003	65,537	(69,627)	56,685
Minority interest	—	—	—	408	4,442	4,850

Total liabilities and equity	88,094	521	10,717	128,776	(94,483)	133,625

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating statements of cash flows for six month period ended June 30, 2007

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	867	1	253	6,501	(1,240)	6,382

Investing activities:
Purchases of property, plant and equipment	—	—	(229)	(2,089)	—	(2,318)
Acquisition of net assets of subsidiaries, net of cash acquired	(1,174)	—	2	(4,346)	945	(4,573)

Net cash used in investing activities	(1,174)	—	(227)	(6,435)	945	(6,891)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	1,770	(1)	(58)	1,139	(142)	2,708
Dividends paid	(901)	—	—	(1,449)	1,192	(1,158)

Others financing activities (net)	(551)	—	—	772	(755)	(534)

Net cash provided by financing activities	318	(1)	(58)	462	295	1,016

Net increase in cash and cash equivalents	11	—	(32)	528	—	507
Effect of exchange rate changes on cash	—	—	—	157	—	157
Cash and cash equivalents:
At the beginning of the period	14	1	81	5,924	—	6,020

At the end of the period	25	1	49	6,609	—	6,684

.

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating statements of income for the six month period ended June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Sales	—	—	7,770	60,105	(226)	67,649
Cost of sales and other operating expenses (including depreciation and impairment)	(227)	—	7,103	47,092	35	54,003
Selling, general and administrative	486	—	187	2,845	(107)	3,411

Operating income	(259)	—	480	10,168	(154)	10,235
Income from equity method investments and other	7,049	—	47	832	(7,047)	881
Financing costs—net	465	—	(89)	(952)	(209)	(785)

Income before taxes	7,255	—	438	10,048	(7,410)	10,331
Income tax expense—net	(955)	—	144	2,340	—	1,529

Net income (including minority interest)	8,210	—	294	7,708	(7,410)	8,802
Attributable to:
Equity holders of the parent	8,210	—	294	7,116	(7,410)	8,210

Minority interest	—	—	—	(592)	—	(592)

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating balance sheets as of June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
ASSETS
Current assets:
Cash and cash equivalents	24	1	12	7,430	—	7,467
Restricted cash	—	—	—	64	—	64
Assets held for sale	—	—	—	966	—	966
Trade accounts receivables	76	—	867	14,024	(172)	14,795
Inventories	—	—	2,854	24,741	(4)	27,591
Prepaid expenses and other current assets	3,391	11	1,785	3,844	(3,235)	5,796

Total current assets	3,491	12	5,518	51,069	(3,411)	56,679
Property, plant and equipment	21	—	4,933	61,396	—	66,350
Other investments	71,621	89	33	9,360	(70,278)	10,825
Other assets	3,776	430	705	21,703	(4,204)	22,410

Total assets	78,909	531	11,189	143,528	(77,893)	156,264

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	9,669	—	147	5,589	(5,076)	10,329
Trade accounts payable and other	217	—	1,240	18,021	(344)	19,134
Liabilities held for sale	—	—	—	502	—	502
Accrued expenses and other current liabilities	1,502	11	898	9,834	(7)	12,238

Total current liabilities	11,388	11	2,285	33,946	(5,427)	42,203
Long-term debt, net of current portion	4,427	433	2,766	21,854	(1,560)	27,920
Deferred employee benefits	27	—	853	5,641	—	6,521
Other long-term obligations	—	—	1,327	11,142	2	12,471

Total liabilities	15,842	444	7,231	72,583	(6,985)	89,115

Equity attributable to the equity holders of the parent	63,067	87	3,958	70,346	(74,391)	63,067
Minority interest	—	—	—	599	3,483	4,082

Total liabilities and equity	78,909	531	11,189	143,528	(77,893)	156,264

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating statements of cash flows for the six month period ended June 30, 2008

	Parent Company	Issuer	Guarantors	Non-guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	730	(1)	(63)	5,548	—	6,214

Investing activities:
Purchases of property, plant and equipment	(11)	—	(145)	(2,172)	—	(2,328)
Acquisition of net assets of subsidiaries, net of cash acquired	(207)	—	—	(4,075)	—	(4,282)
Acquisition of investments accounted for under the equity method	—	—	—	(1,541)	—	(1,541)
Other investing activities (net)	46	—	814	(692)	—	168

Net cash used in investing activities	(172)	—	669	(8,480)	—	(7,983)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	(1,777)	1	(605)	7,815	—	5,434
Dividends paid	(1,043)	—	—	(2,509)	2,262	(1,290)
Dividends received	2,262	—	—	—	(2,262)	—
Others financing activities (net)	17	—	—	(2,648)	—	(2,631)

Net cash provided by financing activities	(541)	1	(605)	2,658	—	1,513

Net increase (decrease) in cash and cash equivalents	18	—	1	(275)	—	(256)
Effect of exchange rate changes on cash	—	—	—	(137)	—	(137)
Cash and cash equivalents:
At the beginning of the period	6	1	11	7,842	—	7,860

At the end of the period	24	1	12	7,430	—	7,467

On April 14, 2004 ArcelorMittal USA issued senior, unsecured debt securities due 2014. The bonds are fully and unconditionally guaranteed on a joint and several basis by certain wholly-owned subsidiaries of ArcelorMittal USA and, as of March 9, 2007, by ArcelorMittal.

The following condensed consolidating financial statements present, in separate columns, financial information for the following: ArcelorMittal (on a parent only basis) with its investment in subsidiaries recorded under the equity method; the Issuer ArcelorMittal USA and its guarantor subsidiaries, on a consolidated basis; and the Non-guarantors on a combined basis. Additional columns present consolidating adjustments and consolidated totals for the six month period ended June 2007, and for the six month period ended June 2008.

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating statements of income for the six month period ended June 30, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	6,250	49,777	(4,328)	51,699
Cost of sales and other operating expenses (including depreciation and impairment)	—	5,648	40,061	(4,120)	41,589
Selling, general and administrative	61	152	2,328	(118)	2,423

Operating income	(61)	450	7,388	(90)	7,687
Other income—net	873	—	530	(1,320)	83
Income from equity method investments and other	4,404	—	349	(4,404)	349
Financing costs—net	(243)	(109)	146	14	(192)

Income before taxes	4,973	341	8,413	(5,800)	7,927
Income tax expense	—	104	1,920	(3)	2,021

Net income (including minority interest)	4,973	237	6,493	(5,797)	5,906
Attributable to:
Equity holders of the parent	4,973	237	6,054	(6,291)	4,973

Minority Interest	—	—	(439)	(494)	(933)

Condensed consolidating balance sheets as of December 31, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	6	12	7,842	—	7,860
Restricted cash	205	—	40	—	245
Assets held for sale	—	1,296	—	—	1,296
Trade accounts receivables	34	523	8,752	224	9,533
Inventories	—	2,504	19,246	—	21,750
Prepaid expenses and other current assets	2,026	798	10,800	(8,980)	4,644

Total current assets	2,271	5,133	46,680	(8,756)	45,328
Property, plant and equipment	14	5,089	56,880	11	61,994
Other investments	69,683	721	5,110	(69,627)	5,887
Other assets	16,126	38	20,363	(16,111)	20,416

Total assets	88,094	10,981	129,033	(94,483)	133,625

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	11,538	131	8,587	(11,714)	8,542
Trade accounts payable and other	64	848	13,143	(64)	13,991
Liabilities held for sale	—	266	—	—	266
Accrued expenses and other current liabilities	49	769	7,227	1,365	9,410

Total current liabilities	11,651	2,014	28,957	(10,413)	32,209
Long-term debt, net of current portion	19,713	2,800	18,942	(19,370)	22,085
Deferred employee benefits	26	863	4,870	485	6,244
Other long-term obligations	19	1,114	10,419	—	11,552

Total liabilities	31,409	6,791	63,188	(29,298)	72,090

Equity attributable to the equity holders of the parent	56,685	4,190	65,437	(69,627)	56,685
Minority interest	—	—	408	4,442	4,850

Total liabilities and equity	88,094	10,981	129,033	(94,483)	133,625

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating statements of cash flows for the six month period ended June 30, 2007

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	867	268	6,487	(1,240)	6,382

Investing activities:
Purchases of property, plant and equipment	—	(269)	(2,049)	—	(2,318)
Acquisition of net assets of subsidiaries, net of cash acquired	(1,174)	35	(4,379)	945	(4,573)

Net cash used in investing activities	(1,174)	(234)	(6,428)	945	(6,891)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	1,770	(68)	1,148	(142)	2,708
Dividends paid	(901)	—	(1,449)	1,192	(1,158)
Others financing activities (net)	(551)	—	772	(755)	(534)

Net cash provided by financing activities	318	(68)	471	295	1,016

Net increase in cash and cash equivalents	11	(34)	530	—	507
Effect of exchange rate changes on cash	—	—	157	—	157
Cash and cash equivalents:
At the beginning of the period	14	85	5,921	—	6,020

At the end of the period	25	51	6,608	—	6,684

Condensed consolidating statements of income for the six month period ended June 30, 2008

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
Sales	—	7,886	59,989	(226)	67,649
Cost of sales and other operating expenses (including depreciation and impairment)	(227)	7,158	47,037	35	54,003
Selling, general and administrative	486	193	2,839	(107)	3,411

Operating income	(259)	535	10,113	(154)	10,235
Income from equity method investments	7,049	—	879	(7,047)	881
Financing costs—net	465	(90)	(951)	(209)	(785)

Income before taxes	7,255	445	10,041	(7,410)	10,331
Income tax expenses	(955)	151	2,333	—	1,529

Net income (including minority interest)	8,210	294	7,708	(7,410)	8,802
Attributable to:
Equity holders of the parent	8,210	294	7,116	(7,410)	8,210

Minority interest	—	—	(592)	—	(592)

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating balance sheets as of June 30, 2008

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal Consolidated
ASSETS
Current assets:
Cash and cash equivalents	24	56	7,387	—	7,467
Restricted cash	—	—	64	—	64
Assets held for sale	—	—	966	—	966
Trade accounts receivables	76	903	13,988	(172)	14,795
Inventories	—	2,922	24,673	(4)	27,591
Prepaid expenses and other current assets	3,391	1,787	3,853	(3,235)	5,796

Total current assets	3,491	5,668	50,931	(3,411)	56,679
Property, plant and equipment	21	5,800	60,529	—	66,350
Other investments	71,621	291	9,191	(70,278)	10,825
Other assets	3,776	558	22,280	(4,204)	22,410

Total assets	78,909	12,317	142,931	(77,893)	156,264

LIABILITIES AND EQUITY
Current liabilities:
Short term-debt and current portion of long-term debt	9,669	179	5,557	(5,076)	10,329
Trade accounts payable and other	217	1,290	17,971	(344)	19,134
Liabilities held for sale	—	—	502	—	502
Accrued expenses and other current liabilities	1,502	1,099	9,644	(7)	12,238

Total current liabilities	11,388	2,568	33,674	(5,427)	42,203
Long-term debt, net of current portion	4,427	2,766	22,287	(1,560)	27,920
Deferred employee benefits	27	856	5,638	—	6,521
Other long-term obligations	—	1,493	10,976	2	12,471

Total liabilities	15,842	7,683	72,575	(6,985)	89,115

Equity attributable to the equity holders of the parent	63,067	4,634	69,757	(74,391)	63,067
Minority interest	—	—	599	3,483	4,082

Total liabilities and equity	78,909	12,317	142,931	(77,893)	156,264

ArcelorMittal and subsidiaries

(millions of U.S. dollars unless otherwise stated and except share and per share data)

Notes to the Unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2008

Condensed consolidating statements of cash flows for the six month period ended June 30, 2008

	Parent Company	Issuer	Non guarantors	Consolidating Adjustments	ArcelorMittal - Consolidated
Net cash provided by operating activities	730	397	5,087	—	6,214

Investing activities:
Purchases of property, plant and equipment	(11)	(147)	(2,170)	—	(2,328)
Acquisition of net assets of subsidiaries, net of cash acquired	(207)	—	(4,075)	—	(4,282)
Acquisition of investments accounted for under the equity method	—	(434)	(1,107)	—	(1,541)
Other investing activities	46	840	(718)	—	168

Net cash used in investing activities	(172)	259	(8,070)	—	(7,983)

Financing activities:
Proceeds (payments) from payable to banks and long term debts	(1,777)	(612)	7,823	—	5,434
Dividends paid	(1,042)	—	(2,510)	2,262	(1,290)
Dividends received	2,262	—	—	(2,262)	—
Others financing activities (net)	17	—	(2,648)	—	(2,631)

Net cash provided by financing activities	(540)	(612)	2,665	—	1,513

Net increase in cash and cash equivalents	18	44	(318)	—	(256)
Effect of exchange rate changes on cash	—	—	(137)	—	(137)
Cash and cash equivalents:
At the beginning of the period	6	12	7,842	—	7,860

At the end of the period	24	56	7,387	—	7,467